FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_      Form 3 Holdings Reported
___      Form 4 Transaction

1. Name and Address of Reporting Person:                 Turowetz, Allan
                                                         181 Whitehall Drive
                                                         Markham, Ontario, Canada   L3R 9T1
2. Date of Event Requiring Statement:                    11/03/2000
3. IRS or SSN of Reporting Person :
4. Issuer Name and Ticker or Trading Symbol:             Power Kiosks, Inc. "PWKK"
5. Relation of Reporting Person to Issuer                X Director
                                                         X 10% owner
                                                         X Officer (Title):Vice-President
                                                          _ Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES
BENEFICIALLY OWNED

1. Title of Security:               Common      Common Stock           Common Stock
                                    Stock
2. Amount of Securities
     Beneficially Owned:            165,000     60,000                 1,103,146
3. Ownership Form;
     Direct (D) or Indirect (I):    D           I                      I
4. Nature of Indirect Beneficial                beneficial owner       beneficial owner of
     Ownership:                     N/A         of Team Power          Algail Enterprises, Inc.
                                                Enterprises, Inc.

* If the form is filed by more than one Reporting Person, see instruction 5(b)(v) Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES
BENEFICIALLY OWNED

1.  Title of Derivative Security:                 Option         Option         Option         Option           Option

2. Date Exercisable and Expiration Date:          7/1/01, 7/1/06 7/1/02, 7/1/07 7/1/03, 7/1/08 7/1/04, 7/1/09   7/1/05, 7/1/10
3. Title and Amount of Underlying Securities:     100,000 shares 100,000 shares 100,000 shares 100,000 shares   100,000 shares
                                                  Common Stock   Common Stock   Common Stock   Common Stock     Common Stock
4. Conversion or Exercise Price of Derivative                    $1.00          $1.00          $1.00            $1.00
    Securities:                                   $1.00
5. Ownership of Derivative Securities;                           D              D              D                D
     Direct (D) or Indirect (I):                  D
6. Nature of Indirect Beneficial Ownership:       N/A            N/A            N/A            N/A              N/A


EXPLANATION OF RESPONSES:








/s/ Allan Turowetz                             Date: Dec: 13th , 2000
------------------------------
Allan Turowetz

**   Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).